Room 4561
						September 2, 2005

Mark Cresswell
President and Chief Operating Officer
Neon Systems, Inc.
14100 Southwest Freeway, Suite 500
Sugar Land , TX 77478

Re:	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	From 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005

Dear Mr. Cresswell:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2005

Other - ObjectStar
1. We note that on July 30, 2004 the Company signed a letter of intent to acquire all of the outstanding capital stock of ObjectStar for $17,200,000 in cash and shares of common stock having an aggregate value of $3.2 million. Was this transaction ever consummated? If so, tell us when the Company filed the financial statements of Objectstar as previously proposed. Also tell us what consideration you gave to including a discussion of this
acquisition
in your financial statement footnotes pursuant to paragraphs 51 -
52
of SFAS 141. If this transaction was terminated, then tell us how you considered the disclosure requirements of Item 1.02 of Form 8-K.




Note 4 - Related Party Transactions

Neon Enterprise Software, Inc. (NESI), page 41

2. We note that you held a non-interesting bearing promissory note of
$3.6 million and a non-interest bearing convertible note of $3.0 million with NESI at March 31, 2004, which you determined had a net present value of $4.3 million. With regards to these notes, please address the following:

* Tell us how you determined the aggregate value of $4.3 million in
August 2002 and tell us how you determined the loss on disposal of $687,000 given the notes original aggregate balance of $6.6 million.

* You indicate that both NESI notes were sold to Mr. John Moores, a sole shareholder of NESI on April 15, 2005 in exchange for $4.35 million in cash and a note receivable of $2.2 million, for which you expect to record a gain on sale beginning the first quarter of fiscal year 2006. Considering the relationship between Mr. Moores and both
NESI and NEON, tell us how you determined that gain recognition is appropriate. Tell us how you determined this is not, in substance, a capital transaction and provide the specific guidance you are relying upon for your accounting treatment of this transaction.

* Tell us how you considered FIN 46(R) in determining whether the Company`s the investment in NESI, including related party interests, should be consolidated.  It appears from your disclosures in Note
7
that you determined NESI to be a variable interest entity. Tell us in detail how you determined that the Company is not the primary beneficiary in this entity. Provide us your analysis under FIN 46 that supports your conclusions and include your analysis. Clarify the manner in which you assessed materiality.

Scalable Software, Inc., page 41
3. We note that the Company sold the note receivable from Scalable Software to JMI Services for $4.75 million in cash and recognized a gain of $1.2 million in the fiscal 2005. Tell us how you considered the relationships amongst Mr. Moores, JMI Services, Scalable Software and the Company in determining that gain recognition is appropriate.
Tell us how you determined this is not, in substance, a capital transaction and provide the specific guidance you are relying upon for your accounting treatment of this transaction.

4. Tell us how you considered FIN 46(R) in determining whether the Company`s the investment in Scalable Software, including related party interests, should be consolidated. It appears from your disclosures in Note 7 that you determined Scalable to be a variable interest entity. Tell us in detail how you determined that the Company is not the primary beneficiary in this entity. Provide us your analysis under FIN 46 that supports your conclusions and include your analysis. Clarify the manner in which you assessed materiality.

Note 11 - Business Combinations, page 45
5. We note that you refer to an independent valuation expert to determine the valuation of intangibles assets acquired from InnerAccess Technologies, Inc. and fair value of the warrants issued to acquire ClientSoft, Inc. We further note that you are planning to file Form S-3 to register the shares of common stocks underlying the warrants. Please be advised that when you refer to an independent valuation specialist in the registration statements, you need to disclose the name of expert and include the expert`s consent with the filing or alternatively, you may remove this reference. Refer to
Section 436(b) of Regulation C.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Mark Cresswell
Neon Systems, Inc.
September 2, 2005
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